GIOVANNI CARUSO Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

November 6, 2024

Jane Park and Abby Adams
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Siddhi Acquisition Corp Draft Registration Statement on Form S-1 Submitted October 15, 2024 CIK No. 0002034037

Dear Ms. Park and Ms. Adams:

On behalf of our client, Siddhi Acquisition Corp (the “Company”), we hereby provide a response to the comments issued in a letter dated October 29, 2024 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amendment No. 2”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 2, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Jane Park and Abby Adams U.S. Securities & Exchange Commission November 6, 2024 Page 2

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 15, 2024 Cover Page

1.	We note your revision in response to prior comment 2 and we reissue in part. We note the aggregate price the sponsor paid for the founder shares. Please revise your cover page to disclose the approximate price per share which the sponsor paid for the founder shares. See Item 1602(a)(3) of Regulation S-K.

Response: The Company has revised the disclosure on the cover page of the Amendment No. 2 in response to the Staff’s comment.

Prospectus Summary, page 1

2.	We note your revised disclosure on pages 36, 64, 123, and 124 in response to prior comment 5, which we reissue in part. Please provide this disclosure in the Prospectus Summary. See Item 1602(b)(4) of Regulation S-K.

Response: The Company has revised the disclosure on page 8 of the Amendment No. 2 in response to the Staff’s comment.

Warrant Instruments, page F-11

3.	We note your response to comment 18. As previously requested, please confirm that there are no terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, clarify how you analyzed those provisions in accordance with ASC 815-40.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff to the fact that the Company has analyzed all exercise contingencies that do not impact the settlement amount of the Warrant Agreement under step 1 of ASC 815-40, all exercise contingencies that do impact the settlement amount of the Warrant Agreement under both steps 1 and 2 of ASC 815-40, and all settlement provisions under both steps 1 and 2 of ASC 815-40 and concluded that the Warrant Agreement does not contain any terms or provisions that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner